Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Kenneth L Greenberg
Partner
kgreenberg@stradley.com
215.564.8149

February 9, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Ms. Christina DiAngelo Fettig
David Mathews, Esq.

Re:	Franklin Mutual Series Funds
File No. 333-276456

Dear Ms. DiAngelo Fettig and Mr. Mathews:

This letter responds to the accounting comments provided by Ms. DiAngelo Fettig on February 5, 2024 to the counsel of Franklin Mutual Series Funds (the “Registrant”), Kenneth L. Greenberg, Esq. and to the disclosure comments provided by Mr. Mathews to Mr. Greenberg on February 7, 2024 regarding the registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Franklin Mutual Financial Services Fund into the Franklin Mutual Global Discovery Fund, each a series of the Registrant. The Registration Statement was filed via the EDGAR system on January 10, 2024.  We have summarized each of your comments below, in the order you provided them, and have set forth the Registrant’s response immediately below each comment.  Defined terms not herein defined shall have the meaning set forth in the Registration Statement.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Ms. Christina DiAngelo Fettig
Mr. David Mathews
U.S. Securities and Exchange Commission
February 9, 2024

Accounting Comments on the Registration Statement:

Prospectus/ Proxy Statement Comments

1.	Text: The last sentence of the first paragraph on page 1 of the Prospectus/Proxy Statement states:

If the Financial Services Fund shareholders vote to approve the Plan, substantially all of the assets of the Financial Services Fund will be acquired by the Franklin Mutual Global Discovery Fund (the “Global Fund”) in exchange for Class A, Class C, Class R6 and Class Z shares of the Global Fund.

Comment:  The sentence states that “substantially all” of the assets of the Financial Services Fund. will be acquired by the Global Fund.  Explain what will not be acquired or transferred by the Financial Services Fund.

Response:  The reference to “substantially all” aligns with the definition of a “merger” under Rule 17a-8 under the Investment Company Act of 1940, as amended, upon which the Registrant is relying to effect the reorganization. The reference to “substantially all” also is consistent with the requirements for a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. The Registrant believes that this disclosure is appropriate because it provides additional flexibility under circumstances where certain assets cannot be transferred in connection with a merger.  Accordingly, the Registrant will retain the phrase “substantially all”.  For the Staff’s information, the Registrant notes that it currently anticipates that all assets of the Financial Services Fund will be transferred to the Global Discovery Fund in connection with the reorganization.

2.	Text: First sentence of the fourth paragraph on page 1 of the Prospectus/Proxy Statement states:

The Financial Services Fund and the Global Fund (each, a “Fund” and, collectively, the “Funds”) have similar principal investment strategies and goals and both are managed in a similar fashion by Franklin Mutual Advisers, LLC (“FMA” or the “Investment Manager”).

Comment: Given some of the differences between the Financial Services Fund and Global Fund, is it appropriate to say that they have similar principal investment strategies and goals?

Ms. Christina DiAngelo Fettig
Mr. David Mathews
U.S. Securities and Exchange Commission
February 9, 2024

Response:  The Registrant believes that is appropriate to describe the Financial Services Fund and the Global Fund as having similar principal investment strategies and goals while also highlighting certain differences between the Funds since those goals and strategies are similar but not identical.  As shown in the table below, both Funds have a primary investment goal of capital appreciation, and both Funds use a fundamental value approach for stock selection.  The equity securities in which the Funds invest are primarily common stock.  The Financial Services Fund’s concentration of investment in the securities of financial services companies is the primary difference between the two Funds.  Disclosure in the Prospectus/Proxy Statement notes this difference.

In light of a similar comment from the disclosure reviewer that the Registrant received (see comment number 14), Registrant will add disclosure that notes the primary difference between the two Funds up-front and prominently (i.e., the Financial Services Fund’s concentration of investment in financial services issuers).

Financial Services Fund	Global Fund
The investment goal of the Financial Services Fund is capital appreciation, which may occasionally be short term; its secondary goal is income.	The investment goal of the Global Discovery Fund is capital appreciation.

Under normal market conditions, the Financial Services Fund invests at least 80% of its net assets in securities of financial services companies that FMA believes are available at market prices less than their value based on certain recognized or objective criteria (fundamental value).

Under normal market conditions, the Global Fund invests primarily in equity securities of U.S. and foreign companies that its investment adviser believes are available at market prices less than their value based on certain recognized or objective criteria (fundamental value).

3.	Text: The third from the last sentence of the fourth paragraph on page 1 of the Prospectus/Proxy Statement states:

However, the effective investment management fee of the Global Fund is lower than the Financial Services Fund.

Comment: Consider revising the sentence to state: “However, the current effective investment management fee of the Global Fund is lower than the Financial Services Fund.”

Response: Revised as requested.

Ms. Christina DiAngelo Fettig
Mr. David Mathews
U.S. Securities and Exchange Commission
February 9, 2024

4.	Text: The first sentence of the second paragraph on page 7 of the Prospectus/Proxy Statement states:

FMA currently estimates that a portion of the Financial Services Fund’s portfolio assets may be sold in connection with the closing of the Transaction as part of a portfolio repositioning and separate from normal portfolio turnover.

Comment: Please disclose the percentage of Financial Services Fund’s securities that will need to be sold.

Response: Revised as requested.

5.	Text: The third sentence of the second paragraph on page 7 of the Prospectus/Proxy Statement states:

In addition, some securities will need to be sold if they do not meet the prospectus allowances for the combined Global Fund.

Comment:  One page 2 of the Statement of Additional Information, the third paragraph under the heading “Supplemental Financial information” states: “The Transaction will not result in a material change to the Financial Services Fund’s investment portfolio due to the investment restrictions of the Global Fund.”  Are the two sentences inconsistent?

Response:  The Registrant has revised the sentence on page 7 to read as follows: “In addition, some securities may need to be sold if they do not meet the prospectus allowances for the combined Global Fund.”  Currently, the Registrant does not anticipate that any current positions will need to be sold to meet the prospectus allowances for the combined Global Fund but has maintained the disclosure to indicate to shareholders that it may be a possibility.

6.	Text: The last sentence of the second paragraph on page 7 of the Prospectus/Proxy Statement states:

Taking into account the Financial Services Fund’s net unrealized appreciation in portfolio assets on a tax basis at December 31, 2022 of $13,430,674 ($0.87 per share; 3.67% of net asset value) and the total capital loss carryovers available as of such date to offset any capital gains realized by the Financial Services Fund of $22,550,737 not subject to expiration, it is not anticipated that the sale of a portion of the portfolio assets prior to the closing of the Transaction should result in any material amounts of capital gains being distributed to shareholders.

Ms. Christina DiAngelo Fettig
Mr. David Mathews
U.S. Securities and Exchange Commission
February 9, 2024

Comment:  The disclosure limits itself to the sale of portfolio assets prior to the closing of the Transaction.  The disclosure should address the effect of any repositioning in connection with the reorganization that occurs before or after the closing of the Transaction.  Also, the disclosure states “it is not anticipated that the sale of a portion of the portfolio assets prior to the closing of the Transaction should result in any material amount of capital gains.”  Can the “amount be quantified?

Response:  The second clause of the sentence has been revised to state “it is not anticipated that the sale of a portion of the portfolio assets either prior to or immediately after the Transaction should result in any material amounts of capital gains being distributed to shareholders.”  The amount of capital gains itself cannot be quantified as the gains and losses on any trade by a Fund cannot be known at this time.  However, given the size of the Global Fund, existing capital loss carryovers and the positions that are anticipated to be sold, the Registrant believes that its statement that sale of portfolio assets should not result in a material amount of capital gains is accurate.

7.	Text: The last sentence of the third paragraph on page 7 of the Prospectus/Proxy Statement states:

Management believes that these portfolio transaction costs will be approximately 0.13% of the combined Global Fund’s annualized total operating expenses and are expected to be approximately $130,000. [emphasis added]

Comment: Can similar information be provided for the Financial Services Fund?

Response:  In the paragraph immediately preceding the text in question, the Registrant has disclosed that “Management anticipates that any securities sold in connection with a portfolio repositioning will be disposed of mostly by the Global Fund post-Transaction.”  The Registrant believes that showing the portfolio transaction costs as a percentage of the combined Global Fund’s annualized total operating expenses is a more appropriate number to represent the impact of such sales on shareholders.

Ms. Christina DiAngelo Fettig
Mr. David Mathews
U.S. Securities and Exchange Commission
February 9, 2024

8.	Text: The second sentence under the heading “What are the fees and expenses of each Fund and what might they be after the Transaction?” on page 15 of the Prospectus/Proxy Statement states:

Expense ratios reflect annual fund operating expenses for the one-year period for each of the Financial Services Fund and Global Fund.

Footnote 1 of the Expense Table on page 17 states:

Expense ratios (annualized) reflect annual fund operating expenses for the six months ended June 30, 2023 for each Fund.

Comment: Make disclosure consistent. Also confirm supplementally that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response:  The Registrant has replaced the sentence on page 15 with the text from footnote 1 on page 17.  The Registrant confirms that the fees in the expense table represent current fees in accordance with Item 3 of Form N-14.

9.	Text: Footnote 2 of the Expense Table on page 17 states:

They do not include estimated costs of the Transaction of approximately $58,000 to be borne by the Global Fund.

Comment: Update footnote to make clear that the pro forma expenses also do not include the estimated costs of the Transaction to be borne by the Financial Services Fund.

Response: Revised as requested.

10.	Text: Bullet points relating to the Expense Example on page 17:

Comment: Add a bullet point that states that the example assumes that Class C shares convert to Class A shares after 8 years.

Response: Revised as requested.

11.	Text: Average annual total return performance table on page 19.

Comment:  Please explain how disclosure requirements of Item 4 of Form N-1A have been met, particularly including the most recent calendar year-end performance.  The Prospectus/Proxy Statement only contains the average annual total return charts as of December 31, 2023 and the total return information in the current statutory prospectus is as of December 31, 2022.

Ms. Christina DiAngelo Fettig
Mr. David Mathews
U.S. Securities and Exchange Commission
February 9, 2024

Response:  Registrant has revised the performance presentation to include all Form N-1A requirements including the bar chart, best quarter/worst quarter, after-tax returns and broad-based index returns with information updated to December 31, 2023.

12.	Text: Capitalization table on page 25.

Comment:  The numbers in the column titled “Pro Forma Adjustments to Capitalization (Unaudited)” should be in parentheses.  Also, there should be a numerical adjustment for the lines relating to the shares outstanding as footnote 2 states: “The number of shares outstanding include adjustments related to the issuance of shares resulting from the Transaction.”

Also, either state supplementally that there have been no material changes since June 30, 2023 that would impact the numbers in the capitalization table or update the pro forma capitalization table to a date within 30 days of the filing.

Response: The capitalization table has been revised as requested. The Registrant confirms that there have been no material changes to capitalization since June 30, 2023.

Statement of Additional Information Accounting Comments

13.	Text: On page 2, the third sentence under the section titled “Supplemental Financial Information” states:

The Transaction will not result in a material change to the Financial Services Fund’s investment portfolio due to the investment restrictions of the Global Fund.

Comment: Add a statement that indicates that the Fund will undergo a portfolio repositioning in connection with the reorganization.

Response: Revised as requested.

Ms. Christina DiAngelo Fettig
Mr. David Mathews
U.S. Securities and Exchange Commission
February 9, 2024

Disclosure Comments on the Registration Statement:

Prospectus/ Proxy Statement Comments

14.	Text: First sentence of the fourth paragraph on page 1 of the Prospectus/Proxy Statement states:

The Financial Services Fund and the Global Fund (each, a “Fund” and, collectively, the “Funds”) have similar principal investment strategies and goals and both are managed in a similar fashion by Franklin Mutual Advisers, LLC (“FMA” or the “Investment Manager”).

Comment:  Please qualify the broad statement about how the Funds have similar principal investment strategies and goals and are managed in a similar fashion. Acknowledge up-front and prominently that there are significant differences such as sector focus and cross-reference to specific disclosure later in the document.

Response: Revised as requested.

15.	Text: Page 4, the section titled “How will the Transaction affect me?- Investment Goals, Strategies, Policies and Risks”

Comment: Review the disclosure and consider highlighting investment differences and include a discussion of the implications of such differences to shareholders of the Financial Services Funds.

Response: Revised as requested.

16.	Text: Footnote 2 of the Expense Table on page 5 states:

The transfer agent of the Financial Services Fund has agreed to limit its fees on Class R6 shares of the Fund so that transfer agency fees for that class do not exceed 0.03%. This arrangement is expected to continue until April 30, 2025. During the term, the expense reimbursement agreement may not be terminated or amended without approval of the Board except to add series or classes, to reflect the extension of termination dates or to lower the expense limitation (which would result in lower fees for shareholders).

Comment:  Clarify whether the reference to the transfer agent arrangement to limit its fees is different than the reference to the expense reimbursement agreement.  If it is different, then describe the reimbursement agreement and parties to it.  Disclose any rights of recoupment pursuant to the expense reimbursement agreement and whether they will be carried over post-reorganization.  Disclose any such rights and parties responsible for recoupment.

Response: The reference to the transfer agent arrangement to limit its fees is the expense reimbursement agreement. There is not a separate expense reimbursement agreement.

Ms. Christina DiAngelo Fettig
Mr. David Mathews
U.S. Securities and Exchange Commission
February 9, 2024

17.	Text: The last sentence of the third paragraph on page 7 of the Prospectus/Proxy Statement states:

Management believes that these portfolio transaction costs will be approximately 0.13% of the combined Global Fund’s annualized total operating expenses and are expected to be approximately $130,000. [emphasis added]

Comment:  Please clarify whether the potential transaction costs will be borne by the Global Fund and whether the $130,000 in transaction costs to be borne by the Global Fund is consistent with statements elsewhere that the Global Fund’s expenses will not be materially impacted by the Reorganization.

Response:  Clarifying language has been added which states that the Global Fund will be responsible for these transaction costs.  Registrant believes the disclosure is consistent with other disclosure about the impact of the Reorganization on the Global Fund’s expenses.  Registrant believes that in light of the fact that the Global Fund’s asset base is approximately $8.69 billion, the $130,000 of portfolio transaction costs to be borne by the Global Fund is not material.

18.	Text: Footnote 2 of the Expense Table on page 17 states:

They do not include estimated costs of the Transaction of approximately $58,000 to be borne by the Global Fund.

Comment: Please clarify in the footnote whether the pro forma expenses exclude the repositioning costs resulting from the Reorganization.

Response: Disclosure has been added that clarifies that the pro forma expenses exclude the repositioning costs resulting from the Reorganization.

19.	Text: Average annual total return performance table on page 19.

Comment: Performance presentation should also include bar chart, after tax returns and broad-based index returns.

Response:  Registrant has revised the performance presentation to include all Form N-1A requirements including the bar chart, best quarter/worst quarter, after-tax returns and broad-based index returns with information updated to December 31, 2023.

Ms. Christina DiAngelo Fettig
Mr. David Mathews
U.S. Securities and Exchange Commission
February 9, 2024

20.	Text: Page 22, discussion of Board Considerations regarding “Performance” states:

Performance.  The Global Fund has outperformed the Financial Services Fund over the one-year (+15.18%), three-year (+1.17%), five-year (+3.61%) and ten-year (+0.37%) periods ended September 30, 2023 (based on Class A Shares without sales load).

Comment:  Double check the numbers.  It appears the Fund may have underperformed for the 10 year period.  If the Financial Services Fund did outperform the Global Fund for the 10-year period but underperformed for the  one, three and five year periods, consider including an explanation for the underperformance.

Response:  The performance disclosure in question is correct.  For the period ended September 30, 2023 (the time period that the Board considered), the Global Fund outperformed the Financial Services Fund for the 10 year period.

21.	Text: Page 23, discussion of Board Considerations regarding “Alternatives to the Transaction”

Comment: Explain supplementally what alternatives to a reorganization the Board considered.

Response:  Liquidation and reorganization of the Financial Services Fund were the alternatives to the Reorganization presented by the investment manager and considered by the Board.  The Board agreed with investment manager’s assessment that the Reorganization would be more beneficial to the Financial Service Fund’s shareholders as compared to a Fund liquidation because a liquidation, unlike a reorganization, would result in a taxable event for those Financial Services Fund’s shareholders who do not hold their shares in a tax-advantaged account.

22.	Text: Page 24, Section titled “INFORMATION ABOUT THE TRANSACTION”

Comment: Confirm supplementally that the Global Fund will not assume any liabilities upon the closing of the Reorganization.

Response: The Registrant confirms that the Global Fund will not assume any liabilities upon the closing of the Reorganization.

Ms. Christina DiAngelo Fettig
Mr. David Mathews
U.S. Securities and Exchange Commission
February 9, 2024

23.	Text: Page 35, the last sentence of the first paragraph in the Section titled “Repositioning of the Financial Services Fund’s Portfolio Assets” states:

Taking into account the Financial Services Fund’s net unrealized appreciation in portfolio assets on a tax basis at December 31, 2022 of $13,430,674 ($0.87 per share; 3.67% of net asset value) and the total capital loss carryovers available as of such date to offset any capital gains realized by the Financial Services Fund of $22,550,737 not subject to expiration, it is not anticipated that the sale of a portion of the portfolio assets in connection with the Transaction should result in any material amounts of capital gains being distributed to shareholders.

Comment: If available please provide more recent estimates of unrealized appreciation.

Response: Revised as requested.

24.	Text: Page 39, second to last sentence of the second paragraph in the Section titled “VOTNG INFORMATION- How many votes are necessary to approve the Plan” states:

Thus, under the Trust Instrument, abstentions and broker non-votes will be included for purposes of determining whether a quorum is present, but will have the same effect as a vote against the Plan

Comment:  If broker non-votes are included for determining whether a quorum is present, please explain how disclosure complies with New York Stock Exchange Rule 452.10 and Rule 452.11.  Please revise the disclosure to state that broker non-votes are not counted as votes present for quorum purposes.

Response:  Under the Delaware Statutory Trust Act, the Registrant has authority to establish quorum requirements under its Trust Instrument. As disclosed, the Registrant’s Trust Instrument provides that “abstentions and broker non-votes will be treated as votes present at a shareholders’ meeting; abstentions and broker non-votes will not be treated as votes cast at such meeting.”  While Rule 452.10 and Rule 452.11 address when a NYSE member organization may give a proxy to vote stock, the NYSE has no authority over the Registrant and how a broker-non-vote should be treated by the Registrant for quorum purposes under state law.  Registrant respectfully declines to revise its disclosure.  The disclosure also notes that there are unlikely to be any broker non-votes at the shareholder meeting as the vote on the Reorganization is a non-routine proposal for which brokers-dealers do not have discretionary voting power.

* * * * * * * *

Ms. Christina DiAngelo Fettig
Mr. David Mathews
U.S. Securities and Exchange Commission
February 9, 2024

Please do not hesitate to contact me at (215) 564-8149, or in my absence, Joshua Borneman at (202) 507-5172 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Kenneth L. Greenberg, Esq.
Kenneth L. Greenberg, Esq.